

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 21, 2010

Via U.S. Mail

Hanying Li
Chief Executive Officer
Tianli Agritech, Inc.
Suite F, 23rd Floor
Building B, Jiangjing Mansion
228 Yanjiang Ave.
Jiangan District, Wuhan City
Hubei Province, China 430010

   Re: Tianli Agritech, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed May 6, 2010
     File No. 333-165522

Dear Ms. Li:

   We have reviewed your responses to the comments in our letter dated April 12, 2010 and have the following additional comments.

General

1. We note your response to our prior comment number 6. With respect to the term "low-pollution," please substantiate the term in the first instance it is used in the filing so that it is meaningful to an investor encountering the term in subsequent pages. With respect to the term "high-quality," please revise to explain what you mean.

2. We note your response to our prior comment number 7. Please tell us why you continue to believe a price range, not a fixed price, is appropriate for the preliminary prospectus, particularly given the importance of a single price in gauging investor interest and in providing potential investors with a clear picture of the amount you may raise to accomplish your proposed business plans.

3. At an appropriate place in the filing, explain to investors why having a minimum of shares sold is more important than having a minimum aggregate price received for executing your business plan.

4. We note your response to prior comment number 9. Please confirm that you will file a revised post-effective amendment for selling shareholders once the primary offering has closed which will contain definitive information about the funds raised and any other material changes.

Our Company, page 1

5. Please revise to state, as you do on page 47, that while you expect to begin work later in 2010 that will bring your ninth farm to full operating capacity, you have not yet committed capital expenditures to do so.

China's Demand for Pork, page 2

6. Please revise your first paragraph to state, if true, that China is a net exporter of pork and that, with a price floor for pork set by the government, the current rate of production outpaces domestic demand.

7. We note your revisions in response to our prior comment number 11 and note for you that the continuing increase in hog production, despite the apparent pork surplus, is the trend referenced in that comment. Please revise further here and in other appropriate sections, such as in the risk factor and Liquidity sections, to discuss the surplus in hog production and its potential effect on your business.

8. We note your response to our prior comment number 12. Please confirm that you will incorporate 2009 data, if it becomes available, into any future amendments prior to effectiveness.

China's Hog Industry, page 3

9. We note your revision in response to our prior comment number 13. Please revise further to explain why the report expects pork imports to fall in 2010. In addition, revise your parenthetical to state the estimated percentage increase in Chinese pork production in 2010 over 2009 and delete your reference to estimated Chinese production for 2010.

Corporate History – Fengze, page 6

10. Please revise your penultimate sentence to reflect the fact that you now have nine hog farms in operation.

Control Agreements, page 6

11. In the last sentence of the second paragraph of this section, you state that Tianli owns 100% of the equity of WFOE. However, your response to our prior comment number 21 states that Tianli's only asset is its equity interest in HCS. Please revise to clarify, if true, that the ownership of WFOE is an indirect ownership through Tianli's interest in HCS.

12. We note your responses to our prior comments number 21 and 22, in which you explain the transaction whereby WFOE was acquired by HCS in a stock purchase agreement. We assume that WFOE was not an operating company prior to the purchase. Please confirm or advise supplementally, and describe and quantify any specific assets that were acquired in the purchase.

Summary Financial Information, page 11

13. In footnote 2 to the table, you refer to pro forma earnings "for" share information in the last sentence. It appears this should be earnings "per" share. Please revise.

14. We have reviewed your response to our prior comment number 23 with regard to your proposed accounting treatment for the escrowed shares. Under ASC 260-10-45-13 (b) and (c), it appears appropriate to consider the escrowed shares to constitute "contingently issuable shares," as you propose in your response. However, pursuant to ASC 260-10-45-12, it appears that these shares should be considered outstanding and included in the computation of basic EPS only as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Further, pursuant to ASC 260-10-45-48 and 45-51, it appears that contingent shares should be considered outstanding and included in the computation of diluted EPS only if necessary conditions have been satisfied and if the effect is dilutive. Given this guidance, please support your apparent conclusion that the shares should be "considered outstanding and included in the computation of basic and diluted EPS." In this regard, based upon your historical operating results for fiscal 2008 and 2009, it appears that these shares would not have been included in EPS computations for either of those periods. Please reconsider, or further clarify, how you propose to treat the escrowed shares when computing basic and fully diluted EPS on an ongoing basis. We may have further comments upon review of your response.

15. We note that you do not present earnings per share information in your consolidated financial statements. We assume this is because the 8,125,000 shares did not exist prior to the formation of Tianli in fiscal 2009. That is, we assume that your actual ownership structure differed prior to November 2009. If our understanding is correct, it appears that your presentation of basic and diluted earnings per share (based upon 8,125,000 shares outstanding at each balance sheet

date) should be labeled "Pro Forma Basic and Diluted Earnings per Share." Any additional EPS presentations should be labeled "Adjusted Pro Forma Basic and Diluted Earnings Per Share," if applicable. Please revise accordingly, or supplementally explain why your current presentation in this table is appropriately titled.

16. Finally, we note that you have presented pro forma earnings per share information assuming the existence and cancellation of 1 million make-good shares in fiscal 2008 and 2009. However, since the escrow of the shares is associated with the completion of the offering, we believe that your pro forma presentation should reflect successful completion of the maximum offering (and the associated 2 million share increase) as well as the cancellation of the 1 million make-good shares. Please revise the pro forma presentation accordingly or remove it from the filing.

Risks Related to Our Business, page 15

17. Please include a risk factor discussing the risk of infringement of your trade secrets and other valuable intellectual property, particularly with regard to your premix formula.

We must remit the offering proceeds to China, page 20

18. Revise your first sentence to state, as you have done elsewhere in the filing, that the remittance process may take up to six months.

We rely on dividends paid by WFOE, page 24

19. We note that in your final two paragraphs you speak of a "compulsory reserves fund" and a "surplus reserves fund." If these are the same funds, please revise for consistency.

WFOE is also required to allocate a portion, page 24

20. Please revise the final sentence of this section to clarify which reserve you are referencing.

Corporate History – WFOE, HCS and Tianli, page 37

21. Consistent with your response to our previous comment 21, we note your disclosure that WFOE was 100% owned by "Chinese citizens" at inception. We also note your disclosure on page 6 that you "formed WFOE . . . in 2005 . . . in anticipation of registering the common shares of Tianli in an initial public offering. As you state in your response to comment 49, the Chinese citizens that

owned WFOE appear to be related parties. If our understanding is correct, please revise your disclosure to clarify that WFOE was owned by related parties prior to its acquisition by HCS.

Management's Discussion and Analysis
Liquidity, page 44

22. Refer to the final paragraph on page 45. You state that the loan from Ms. Li has a dollar value of $574,306. This balance does not agree to the Balance Sheet as of December 31, 2009. Please revise to correct this balance or to explain the reasons for the difference.

Capital Resources, page 46

23. We note the table you have provided showing the comparison of balance sheet accounts between years. If you are going to provide such a comparison, please accompany the table with a discussion of the material account changes highlighted in the table and explain the specific reasons for these changes. We note that you have done this for inventory.

Consolidated Statements of Cash Flows, page F-5

24. We note your response to comment 47. You state that you do not consider the acquisition of the hog farm in fiscal 2008 to constitute the acquisition of a business under SFAS 141. Pursuant to paragraph 9 of SFAS 141 (and footnote 4 thereunder), EITF 98-3 provided guidance in determining whether an asset group constituted a business. Please provide us with a supplemental schedule of the assets acquired, as well as any liabilities assumed, if applicable. Individually quantify the items in the schedule in dollar terms. Finally, provide us with an analysis under EITF 98-3 in support of your conclusion.

25. As a related matter, please note that it is possible for the transaction to qualify as the purchase of assets for GAAP purposes, but to meet the criteria for the acquisition of a business for SEC reporting purposes. In this regard, please tell us whether the business continued on at that farm in a manner similar to the operations prior to the acquisition, thus indicating that there may have been continuity of the acquired business subsequent to the acquisition.   Your explanation should consider and specifically address the guidelines regarding the acquisition of a business, for reporting purposes, as found in Regulation S-X, Rule 11-01(d).

Note 6 - Construction in Progress, page F-16

26. We note the changes you have made in response to our prior comment number 57. Please make comparable changes to the "Construction in Progress" disclosures on page F-10. We refer, in particular, to your references to "breeder hogs."

Note 14 – Government Subsidies, page F-18

27. We note the subsidies received for "pig farm construction" and for "building a biogas pond" in which to store waste. We would generally expect to see reimbursements of costs for capital expenditures accumulated and applied against total asset costs. In addition, we would generally expect to see reimbursements of expense items applied to reduce the recorded amount of the expenses. The payments should generally be recorded in the period when the original expenditure occurred, unless it is not practicable to estimate the amount of the reimbursement or determine eligibility for the benefit. Please tell us whether or how you have considered this guidance and provide support for your current accounting methodology.

28. As a related matter, you state that you were not required to pay income tax for fiscal 2009 and 2008. Please explain whether this exemption is considered permanent or whether it may be considered a temporary "tax holiday." Consider disclosing, to the extent practicable, the amount of taxes that would have been due had the exemption not been available.

Other

29. Your attention is invited to Rule 8-08 of Regulation S-X with regard to updating requirements. An updated accountant's consent should be provided with your next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Bradley A. Haneberg, Esq.
        Anthony W. Basch, Esq.
        Kaufman & Canoles, P.C.
        (804) 771-5777 (*facsimile*)